Filed by Salient Midstream & MLP Fund
pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended

Subject Company: Salient MF Trust
Commission File No. 333-266260

Midstream & MLP Fund

SALIENT MIDSTREAM & MLP FUND ANNOUNCES
UNAUDITED NET ASSET VALUE
AS OF AUGUST 31, 2022

HOUSTON, TX – September 8, 2022 – Salient Midstream & MLP Fund (the “Fund”) (NYSE: SMM) provided today a summary of unaudited statement of assets and liabilities and announced Net Asset Value (NAV) as of August 31, 2022. The Fund also reminded shareholders that Fund shareholders have approved the reorganization of the Fund with and into Salient MLP & Energy Infrastructure Fund, a series of Salient MF Trust (“Reorganization”). Today was the last day of trading of Fund shares on the New York Stock Exchange (“NYSE”). The Fund currently anticipates the Reorganization will be completed after market close of the NYSE on September 13, 2022.
On August 31, 2022, the Fund’s total assets were $161.9 million and the NAV per share was $9.12. On August 31, 2022 the closing share price of the Fund was $9.01, which was trading at a 1.2% discount to the NAV.1 The Fund’s NAV and market price total returns for the month of August were 3.8% and 9.4%, respectively, compared to 0.1% for the Alerian Midstream Energy Select Total Return Index (AMEIX).2 The Fund’s NAV and market price total returns year-to-date (YTD) were 26.1% and 38.3%, respectively, compared to 22.0% for the AMEIX.2
Since the Fund’s inception, the portfolio management team has focused on generating top-tier total returns rather than focusing on the distribution rate and the Fund’s performance over multiple time periods versus its peers is provided in the table below along with a ranking of SMM vs. peers.

Source: Salient Capital Advisors, LLC, August 31, 2022. For illustrative purposes only. Past performance is not indicative of future results.  No investment strategy can guarantee performance results. All investments are subject to investment risk, including loss of principal invested. The chart above in no way represents performance as it relates to SMAPX.

Since inception in 2012 SMM is the second best performing closed-end fund on market price and the third best on NAV in the peer group of eleven funds.

1 Past performance is not indicative of future results. Current performance may be higher or lower than the data shown. The data shown are unaudited. Returns do not reflect the deduction of taxes that shareholders may have to pay on Fund distributions or upon the sale of Fund shares.
2 Source: Salient Capital Advisors, LLC and Alerian, August 31, 2022. “Alerian Midstream Energy Select Index,” “Alerian Midstream Energy Select Total Return Index,” “AMEI” and “AMEIX” are trademarks of Alerian and their use is granted under a license from Alerian. Past performance is not indicative of how the index will perform in the future. The index reflects the reinvestment of dividends and income and does not reflect deductions for fees, expenses or taxes. The index is unmanaged and is not available for direct investment. Alerian Midstream Energy Select Total Return Index (AMEIX) is a total return composite of North American midstream energy infrastructure companies that are engaged in activities involving energy commodities. The capped, float-adjusted, capitalization-weighted index is disseminated in real time on a price-return basis. Inception date of the AMEIX is April 1, 2013.

© 2022 Salient. All rights reserved.	1

SMM’s inception to date (ITD) annualized total return (based on market price) of -0.5% has outperformed the RIC Average of -4.2% and the C-Corp average of -3.5%. Likewise, on a NAV basis, SMM’s ITD return of -0.4% compares favorably to the -2.8% return for the peer group of RIC Funds and -1.9% for C-Corp Funds.

August Market Commentary

Energy infrastructure equities were essentially flat during the month of August, registering a gain of 0.1% as measured by the Alerian Midstream Energy Select Index (AMEI).2 The AMEIX index rallied alongside the broad market during the first half of the month, but then sold off later in the month due to general de-risking by investors. That said, energy infrastructure equities continue to execute on fundamentals with a majority of our investment universe reporting better than expected second quarter results. For the balance of 2022 and into 2023, we remain positive on the industry as 1) free cash flow after dividends is growing at a healthy pace, 2) hydrocarbon volumes are growing as drilling activity improves and 3) capital allocation remains mostly focused on returning excess cash to investors through buybacks and potential dividend increases.3
Crude oil as measured by the West Texas Intermediate (WTI) benchmark was down 9.2% for the month of August but is still up 19.1% for the year.4 Recent crude oil price weakness is in part driven by fears that a recession could negatively impact crude oil demand and thus weigh on prices. During the past two recessions, crude oil demand declined, and we think investors have priced in some of those expectations today. Looking at past recessions, demand doesn’t always decline – in both the 2001 and 1991 recessions global crude oil demand actually grew on a year over year basis.4 We will look to additional data points in coming months to determine whether demand is being impacted, however, based on data in hand it still appears that demand is strong and sources of new supply remain limited. Longer term, we view crude oil prices in the $70-$80 range as being positive for investment in the American energy industry. Commodity analysts continue to see a tight supply environment for both crude oil and natural gas for the remainder of 2022 and potentially in 2023. We believe that current prices are sufficient to lead to U.S. volume growth this year. The promise of these incremental volumes should be supportive of midstream companies going forward.

3 Free cash flow after distributions represents the cash a company generates after accounting for cash outflows to support operations and maintain its capital assets. Hydrocarbon a compound of hydrogen and carbon, such as any of those which are the chief components of petroleum and natural gas. Share buybacks are when a company buys its own outstanding shares to reduce the number of shares available on the open market.
4 Source: Bloomberg, August 31, 2022.

© 2022 Salient. All rights reserved.	2

The Fund’s Top 10 holdings as of August 31, 2022 are shown below:5
No.	Symbol	Name	Country	Asset Type	% of Gross Assets
1	PPL CN	Pembina Pipeline Corp.	Canada	C-Corp	8.4%
2	ET	Energy Transfer L.P.	United States	MLP	7.2%
3	TRGP	Targa Resources Corp.	United States	C-Corp	6.8%
4	-	EMG Utica | Offshore Co-Investment LP	United States	C-Corp	6.6%
5	ENB	Enbridge, Inc.	Canada	C-Corp	6.4%
6	LNG	Cheniere Energy, Inc.	United States	C-Corp	6.4%
7	KMI	Kinder Morgan, Inc.	United States	C-Corp	6.3%
8	WMB	The Williams Companies, Inc.	United States	C-Corp	5.0%
9	KEY CN	Keyera Corp.	Canada	C-Corp	4.5%
10	AM	Antero Midstream Corp.	United States	C-Corp	4.3%
					61.9%
For illustrative purposes only. Current and future holdings are subject to change and risk. Figures are based on the Fund’s gross assets ex-cash. Source: Salient Capital Advisors, LLC, August 31, 2022.

The Fund’s unaudited balance sheet as of August 31, 2022 is shown below:

Salient Midstream & MLP Fund
Balance Sheet
August 31, 2022
(Unaudited)

Assets	(in millions)
Investments	$137.0
Other Assets	0.9
Cash and Cash Equivalents	24.0
Total Assets	$161.9

Liabilities
Line of Credit Payable	$0.0
Other Liabilities	0.3
Total Liabilities	$0.3
Net Assets	$161.6

The Fund had 17.7 million common shares outstanding as of August 31, 2022.
Past performance is not indicative of future results.

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5 Fund shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. Data are based on total market value of Fund investments unless otherwise indicated. The data provided are for informational purposes only and are not intended for trading purposes.

© 2022 Salient. All rights reserved.	3

Salient Midstream & MLP Fund is a Delaware statutory trust registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund’s investment objective is to provide a high level of total return with an emphasis on making quarterly cash distributions to its common shareholders. The Fund seeks to achieve that objective by investing at least 80% of its total assets in securities of MLPs and midstream companies. There can be no assurance that the Fund will achieve its investment objective.

This press release contains "forward-looking statements" as defined under the U.S. federal securities laws. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will," and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual future results to differ significantly from the Fund’s present expectations or projections indicated in any forward-looking statements. These risks include, but are not limited to, changes in economic and political conditions; regulatory and legal changes; leverage risk; valuation risk; interest rate risk; tax risk; the volume of sales and purchase of shares; the continuation of investment advisory, administration and other service arrangements; and other risks discussed in the Fund’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Fund undertakes no obligation to publicly update or revise any forward-looking statements made herein. There is no assurance that the Fund’s investment objective will be attained.

About Salient
Salient Partners, L.P. ("Salient") is a real asset and alternative investment firm that offers a suite of strategies focused on energy and infrastructure, real estate and tactical alternative investments. Institutions and investment advisors turn to Salient to build smarter, more efficient portfolios. Strategies are offered in the form of open- and closed-end funds and separately managed accounts. Salient was founded in 2002 and has offices in Houston and San Francisco. Learn more about Salient at www.salientpartners.com.

The Salient MLP & Energy Infrastructure Fund (“SMAPX”) seeks to maximize total return (capital appreciation and income). SMAPX seeks to achieve its investment objective by investing in at least 80% of its net assets in securities of MLPs and energy infrastructure companies. Investing involves risk including the potential loss of principal. SMAPX may engage in other investment practices that may involve additional risks and you should review the Fund prospectus for a complete description.

You should consider the investment objectives, risks, charges and expenses of the Funds carefully before investing. The prospectus and summary prospectus for SMAPX contain this and other information about SMAPX and are available by calling 866-667-9228. They should be read carefully before investing.

Advisory services offered by Salient Capital Advisors, LLC (the “advisor”). A wholly owned subsidiary of Salient Partners, L.P. Salient is the trade name for Salient Partners, L.P., which together with its subsidiaries provides asset management and advisory services. Salient MLP & Energy Infrastructure Fund is distributed by Foreside Fund Services, LLC.

FOR SHAREHOLDER INQUIRIES:

Salient Capital Advisors, LLC
info@salientpartners.com
800-994-0755

FOR MEDIA INQUIRIES:

David Linton
dlinton@salientpartners.com
713-993-4017

© 2022 Salient. All rights reserved.	4